SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                                     Commission File No. 0-24256

                          NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q

For Period Ended: August 31, 1997

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I. Registrant Information

Full name of registrant: Enhanced Services Company, Inc.

Former name if applicable:

Address of principal executive office: 16000 Barkers Point Lane

City, State and Zip Code: Houston, TX 77079

                       PART II. RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25 (b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-23(c) has been attached if applicable.

                              PART III. NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.


      The Registrant's staff was unable to complete its Form 10-QSB for it quarter ended August 31, 1997 by its prescribed filing date, because of staffing limitations but anticipates its completion and filing by the fifth calendar date following said prescribed filing date.

                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Joseph Greenberger, Esq.            212               757-4001
            (Name)                  (Area code)       (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Management anticipates the loss from operations for the three and nine months ended August 31, 1997 to be $665,763 and $1,167,617 as compared to $232,494 and $733,197 for the corresponding periods in 1996. Revenue for the three and nine month period ended August 31, 1997 was $1,477,284 and $4,533,411 as compared to $1,124,503 and $3,674,243 in 1996. Operating expenses were $1,393,360 and $3,739,591 for the three and nine months ended August 31, 1997 as compared to $1,069,922 and $3,177,988 for the corresponding periods in 1996. The increase in the loss from operations was primarily due to increased competitive pressure, and increases in certain operating expenses in anticipation of revenue that did not materialize.

      Other income and expense for the three and nine months period in 1997 was ($22,420) and $28,057 respectively as compared to $11,184 and $68,231 for the comparable period in 1996. Gain on disposition of property in the three month period of 1997 resulted from the sale of the Company's office building in Houston, Texas during the three month period ended August 31, 1997and previously described on form 8-K amounted to $881,311 and the write down of certain assets amounted to $161,749.

      Management anticipates the net income/loss, after giving effect to the gain on disposition of property, for the three and nine month period in 1997 to be $14,178 and ($221,310) as compared to ($465,865) and ($664,966)
      for the comparable periods in 1996.

      Registrant

            Enhanced Services Company, Inc.
            (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 16, 1997                          By: Robert C. Smith
                                                   Treasurer
                                                   (Chief Financial Officer)

            Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.